SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 19 February 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

RELEASED IN THE USA, 18th FEBRUARY

BP AND VERENIUM FORM LEADING CELLULOSIC ETHANOL VENTURE TO DELIVER ADVANCED BIOFUELS

50-50 joint venture builds on existing partnership to help fulfil U.S. fuels mandate by commercializing next-generation ethanol

February 18, 2009  - BP and Verenium Corporation (NASDAQ: VRNM) today announced the formation of a 50-50 joint venture to develop and commercialize cellulosic ethanol from non-food feedstocks. The joint venture company will act as the commercial entity for the deployment of cellulosic ethanol technology being developed and proven under the first phase of the BP-Verenium partnership, announced last August. Together the companies have agreed to commit $45 million in funding and assets to the joint venture company. This collaboration is intended to progress the development of one of the nation's first commercial-scale cellulosic ethanol facilities, located in Highlands County, Florida and to create future opportunities for leveraging cellulosic ethanol technologies.

"This collaboration represents a critical next step in positioning Verenium and BP at the forefront of commercializing cellulosic biofuels in the United States," said Carlos A. Riva, President and Chief Executive Officer of Verenium. "The creation of this joint venture brings together innovative and experienced developers, designers, engineers, operators and managers capable of realizing the potential of this technology. This is a true convergence of industrial biotechnology and energy production processes, which will allow us to deliver cleaner, more sustainable fuels."

“This next stage in our relationship with Verenium demonstrates our real commitment to making cellulosic ethanol a reality in the U.S. fuels market in the near term. BP and Verenium together have the technological know-how, engineering capability and market expertise required to demonstrate that we can deliver better, more sustainable biofuels, more quickly," Sue Ellerbusch, president of BP Biofuels North America said.

Highlights of the collaboration include:
-      Formation of a joint venture company with a total commitment of $45 million in funding and assets contributed from BP and Verenium, including a total of $22.5 million from BP and development assets from Verenium, including the Highlands County, Florida project and another commercial project site in early stages of development;
-      The joint venture company will be led and supported by a team comprised of employees from both BP and Verenium and will be governed by a board with equal representation from both parent companies; and
-     The joint venture company will initially be based in Cambridge, Massachusetts.

The joint venture company will initially focus on developing and securing financing for a first commercial-scale cellulosic ethanol facility in Highlands County, Florida and expects to break ground on that site in 2010. The estimated construction cost for this 36 million gallon-per-year facility is between $250 and $300 million. Production from this plant is expected to begin in 2012. With plans to add additional capacity, the joint venture company also intends to develop a second site in the Gulf Coast region.

“When we say that this partnership is groundbreaking, we mean it both figuratively and literally. We are striving to move as rapidly as possible because the technology is ready and we know the marketplace is waiting,” Riva said. “This process will help fulfil America’s renewable fuel mandates, build our nation’s domestic infrastructure and create the new green jobs we so badly need.”

About Verenium

Verenium Corporation is a leader in the development and commercialization of cellulosic ethanol, an environmentally-friendly and renewable transportation fuel, as well as high-performance specialty enzymes for applications within the biofuels, industrial, and animal health markets. The Company possesses integrated, end-to-end capabilities and cutting-edge technology in pre-treatment, novel enzyme development, fermentation and project development for next-generation biofuels. Through a joint venture with BP, the Company is moving rapidly to commercialize its proprietary technology for the production of ethanol from a wide array of non-food feedstocks, including dedicated energy crops, agricultural waste, and wood products. In addition to the vast potential for biofuels, a multitude of large-scale industrial opportunities exist for the Company for products derived from the production of low-cost, biomass-derived sugars.

Verenium's Specialty Enzyme business harnesses the power of enzymes to create a broad range of specialty products to meet high-value commercial needs. Verenium's world class R&D organization is renowned for its capabilities in the rapid screening, identification, and expression of enzymes-proteins that act as the catalysts of biochemical reactions. For more information on Verenium, visit http://www.verenium.com.

About BP

BP is of one of the world's largest energy companies, providing its customers with fuel for transportation, energy for heat and light, retail services and petrochemicals products for everyday items. It is the largest oil and gas producer in the U.S. and one of the largest refiners. BP also has a global network of around 22,000 service stations.

BP is a leading player in the global biofuels market. In the US, BP blended and distributed more than 1 billion US gallons of ethanol around 1.6 million US gallons of biodiesel in 2008. Since 2006, BP has announced investments of more than $1.5 billion in biofuels research, development and operations. This includes partnerships with other companies to develop the technologies, feedstocks and processes required to produce advanced biofuels and $500 million over 10 years in the Energy Biosciences Institute (EBI), at which biotechnologists are investigating applications of biotechnology to energy.

# # #

Contacts:

Verenium:

Kelly Lindenboom Vice President, Corporate Communications 617-674-5335 kelly.lindenboom@verenium.com	Sarah Carmody Sr. Corporate Communications Associate 617-674-5357 sarah.carmody@verenium.com

BP:

BP U.S. Press Office, Houston 281-366-1236 BP Press Office, London +44 (0)207 496 4076

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 19 February 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary